NEWS RELEASE
Kelso Technologies Inc.
(The “Company” or “Kelso”)	November 14, 2014
Canada:TSX: KLS
United States:NYSE MKT: KIQ

NEW CORPORATE SECRETARY AND GRANT OF OPTION

Vancouver, British Columbia and Downers Grove, Illinois, – The Company is pleased to announce the appointment of Ms. Kathy Love as Corporate Secretary of the Company effective immediately.  Ms. Love has over 20 years of experience in the corporate industry as a paralegal specialist at securities firms and as Corporate Secretary of a number of publicly traded companies managed by the Lundin Group of Companies in Vancouver, BC.

The Company reports that it has granted a stock option for 100,000 common shares to Ms. Love as part of her compensation agreement. The option is exercisable at $6.85 per common share; vests immediately; and is exercisable at any time until November 14, 2019.

About Kelso Technologies

Kelso is a railroad equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport.  Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.  The Company is experiencing multi-million dollar revenue growth based on its expanding commercial product catalogue and increased concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted on www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company is experiencing multi-million dollar revenue growth based on its expanding commercial product catalogue.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	7773 – 118A Street North Delta, BC, V4C 6V1 www.kelsotech.com